First Trust Exchange-Traded Fund IV
120 East Liberty Drive
Wheaton, Illinois 60187

December 11, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of First Trust Exchange-Traded Fund IV
Registration Statement on Form N-14 (File No. 333-250178)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), First Trust Exchange-Traded Fund IV (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-250178) relating to the reorganization of Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of ETF Series Solutions, into FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2020, and was scheduled to go effective on December 21, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wheaton and State of Illinois on the 11th day of December, 2020.

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If you have any questions or issues you would like to discuss regarding these matters, please contact Morrison Warren at Chapman and Cutler LLP, counsel to the Registrant at (312) 845-3484.

Sincerely yours,
By:	/s/ James M. Dykas
James M. Dykas
President and Chief Executive Officer